Exhibit 21.1



Subsidiaries of the Registrant


Prior to the reorganization the Registrant has no Subsidiaries.

Upon consummation of the reorganization, Subsidiaries of the Registrant will be:

Colonial Downs, L.P., a Virginia limited partnership, a 99% limited partner interest;

Stansley Racing Corp., a Virginia corporation, 100%.